March 26, 2026

David Leavitt
President
HPS Net Lease Income REIT
8027 Forsyth Boulevard
St. Louis, MO 63105

       Re: HPS Net Lease Income REIT
           Amended Registration Statement on Form 10-12G
           Filed March 20, 2026
           File No. 000-56823
Dear David Leavitt:

       We have reviewed your amended filing and have the following comment.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

      After reviewing your response and any amendment you may file in response to this letter, we may have additional comments.

Amended Registration Statement on Form 10
Advisory Agreement, page 24

1. We note your revisions in response to prior comment 1; however, you continue to state that the description of the Advisory Agreement set forth below is qualified in its entirety by reference to the Advisory Agreement. Please remove any implication that you have not disclosed all material provisions of your agreements as previously requested. Also, revise the disclosure regarding your other material agreements to remove similar qualification language.
 March 26, 2026
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Babette Cooper at 202-551-3396 or Mark Rakip at 202-551-3573 if you
have questions regarding comments on the financial statements and related matters. Please contact Ruairi James Regan at 202-551-3269 or Pam Howell at 202-551-3357 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Real Estate
& Construction
cc:   Nathan Briggs, Esq.